

October 24, 2011

<u>Via E-mail</u>
Mr. Ken Martin
Chief Executive Officer
Hitor Group, Inc.
6513 132nd Avenue
Kirkland, Washington 98033

   Re: Hitor Group, Inc.
     Item 4.02 Form 8-K dated October 20, 2011
     Filed October 21, 2011
     File No. 333-103986

Dear Mr. Martin:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K dated October 20, 2011</u>

1. Please amend your Form 8-K to provide a statement as to whether the audit committee, or its alternative, discussed the matter with the company's independent accountant in accordance with Item 4.02 of Form 8-K.

Mr. Ken Martin
Hitor Group, Inc.
October 24, 2011
Page 2

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions, please call Dennis Hult, Reviewing Accountant, at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

                                        Sincerely,

                                        /s/ Jeffrey Jaramillo

                                        Jeffrey Jaramillo
                                        Accounting Branch Chief